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15047064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8 - 68703

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GCFA SECURITIES, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

285 MADISON AVENUE, 24TH FLOOR

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MAGUIRE **(212) – 808 – 1809**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP

10 CUTTER MILL ROAD **GREAT NECK** **NY** **11021**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

KW
3/11

OATH OR AFFIRMATION

I, *JOHN MAGUIRE* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GCFA SECURITIES, LLC as of December 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Managing Member
Title

AJATA MEDIRATTA
Notary Public, State of New York
No. 01ME5012122
Qualified in New York County
Commission Expires Sept 17, 20 15

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GCFA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GCFA Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of GCFA Securities LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. GCFA Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of GCFA Securities LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

GCFA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 650,952
Advisory receivable	52,444
Total assets	$ 703,396
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 4,915
Total liabilities	4,915
Member's Equity (Note 5)	698,481
Total liabilities and Member's Equity	$ 703,396

The accompanying notes are an integral part of this statement.

GCFA SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Note 1 - Nature of Business

GCFA Securities, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company is a wholly-owned subsidiary of Greylock Capital Financial Advisers, LLC, a Delaware limited liability company ("GCFA"), which in turn is a wholly-owned subsidiary of Greylock Capital Associates, LLC, a Delaware limited liability company ("GCA" and together with GCFA, the "Parent").

During 2014, the Company's revenues were derived from providing advisory services.

The Company is located in New York, NY and its customers are located in the United States.

There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2014

Note 2 - Summary of Significant Accounting Policies

a) **Basis of Presentation**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b) ***Revenue Recognition***

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

c) ***Income Taxes***

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these are the responsibility of the Parent. The Company is subject to New York City Unincorporated Business Tax.

Note 2 – Summary of Significant Accounting Policies (continued)

c) ***Income Taxes (continued)***

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and for the previous three years remains subject to examination by tax authorities. There are presently no ongoing income tax examinations. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities.

d) ***Cash***

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2014, the Company exceeded federal limits by $400,952.

e) ***Use of Estimates***

The preparation of financial statements in conformity with US GAAP requires management of the Company to use estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f) ***Accounts Receivable***

Accounts receivable are stated at their net realizable value which represents the account balance less an allowance for balances that are not partially or fully collectible. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge off is recorded or the allowance previously established is relieved. At December 31, 2014 there was no allowance recorded.

Note 3 - Related Party Transactions

The Company occupies space and utilizes personnel with Parent under an expense sharing agreement. Expenses of approximately $592,000 were allocated by Parent to the Company and were treated as capital contributions. Parent allocated approximately $263,000 of employee compensation, related payroll

Related Party Transactions Continued

taxes, and employee benefits, $33,000 for rent, $33,000 for communications, $60,000 for professional fees, and approximately $203,000 for other. These amounts are included in the statement of operations.

Note 4 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $646,037 which was $546,037 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 0.76% as of December 31, 2014.

Note 5 – Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.